Exhibit 99.4

DEBT ASSUMPTION AGREEMENT

This Agreement on the assumption of certain payment obligations of SCHMID Taiwan Ltd. by SCHMID Group N.V. (the "Agreement") is made and entered into as of May 21, 2026 (the "Effective Date")

BY AND AMONG

(1)	SCHMID Group N.V., a Dutch public limited liability company with its registered address at Robert-Bosch-Str. 32-36, 72250 Freudenstadt, Germany ("SCHMID");

(2)	SCHMID Taiwan Ltd., a Taiwan limited liability company with its registered address at 22F, No. 398, Huanbei Rd., Chungli District, Taoyuan City 320765 Taiwan (R.O.C.) (the "STL");

(3)	Laurent Nicolet ("SCHMID Manager", and together with SCHMID, the "Parties"),

RECITALS

WHEREAS, SCHMID Taiwan Ltd. has certain payment obligations due to a bonus agreements towards the SCHMID Manager;

WHEREAS, the Parties intend to agree in a set-off agreement and a subscription agreement to set-off a total of EUR 46,597 of payment obligations (as set out in Schedule A, the "Outstanding Claims") against the issuance of shares by SCHMID.

NOW, THEREFORE, the Parties hereto agree as follows:

1.	The Parties agree that on and from the Effective Date, (a) SCHMID agrees to assume all Outstanding Claims as set out in Schedule A of STL to the SCHMID Manager and that SCHMID is substituted for STL as a party against consideration from STL as set out in Clause 2, (b) SCHMID Manager irrevocably and unconditionally releases STL from all Outstanding Claims, whether present or future, actual or contingent, as set out in Schedule A.

2.	SCHMID Manager agrees to the assumption of debt by SCHMID of the Outstanding Claims and agrees to the release of all obligations of STL in relation to the Outstanding Claims.

3.	In consideration of the assumption of the Outstanding Claims by SCHMID from STL hereby grants a loan in the principal amount of EUR 46,597 to STL at an interest rate of 1% above the 3-month Euribor p.a. with such loan maturing on 31 December 2026 and with such loan being automatically extended by 12 months unless STL provides a written termination notice to SCHMID until at least 6 months prior to the applicable maturity date.

4.	This Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transaction shall be governed by and construed in accordance with the Laws of Germany without regard to the conflict of laws principles thereof. The exclusive place of jurisdiction for all disputes under or in connection with this Agreement is Stuttgart, Germany.

5.	This Agreement may be executed in counterparts (including by means of facsimile or scanned and emailed signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.

[Signature pages follow]

SCHMID Group N.V.

By:
Name: Arthur Schuetz
Title: CFO SCHMID Group N.V.

SCHMID Taiwan Ltd.

By:
Name: Christian Schmid
Title: Director SCHMID Taiwan Ltd.

(Signature Page to the Debt Assumption Agreement)

Laurent Nicolet

By:

(Signature Page to the Debt Assumption Agreement)

Schedule A

The Outstanding Claims amount to EUR 46,597 due to a certain bonus agreement between SCHMID Taiwan Ltd. and the SCHMID Manager for the fiscal year 2023.